UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                              SUNRISE U.S.A., INC.
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.0001
                         (Title of Class of Securities)


                                   86770P-10-1
                                 (CUSIP Number)




       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 31, 2002
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [X]
























                                                              PAGE 1 OF 16 PAGES
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CUSIP NO.   86770P-10-1                  13D                  PAGE 2 OF 16 PAGES


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON

     Christopher H. Giordano

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [ ]
                                                                   (b)  [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     00 (See ITEM 3)

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)        [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                      7. SOLE VOTING POWER
NUMBER OF                          16,690,000
SHARES                ----------------------------------------------------------
BENEFICIALLY          8.  SHARED VOTING POWER
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING             9.  SOLE DISPOSITIVE POWER
PERSON                             16,630,000
WITH                  ----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER
                                   60,000
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,630,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.98%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





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CUSIP NO.   86770P-10-1                  13D                  PAGE 3 OF 16 PAGES


ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Schedule relates is the Issuer's Common Stock, par value $0.0001 ("Sunrise Common Stock"). The Issuer is Sunrise U.S.A. Inc. and its principal executive offices are located at 3928 Bowdoin Street, Des Moines, IA 50313.

ITEM 2. IDENTITY AND BACKGROUND

(a)  Name:

Christopher H. Giordano

(b)  Residence or business address:

264 Union Blvd., First Floor
Totowa, New Jersey 07424

(c) Mr. Giordano is advisory member to the Board of Directors of Sunrise. The address of Sunrise U.S.A. Inc. is 3928 Bowdoin Street, Des Moines, IA 50313.

(d) and (e) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)  Citizenship:

United States of America

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 16,000,000 shares of Common Stock owned by Mr. Giordano were acquired as compensation for services performed.

The 690,000 shares of Sunrise Common Stock owned by Mr. Giordano's minor children (60,000 shares) and by 4 investment companies (530,000 shares) (see
ITEM 5 below) were received from Advanced ID Corporation (formerly known as U.S.A. Sunrise Beverages, Inc.) as a spin-off dividend to holders of record on September 20, 2002

ITEM 4. PURPOSE OF TRANSACTION

The shares of Sunrise Common Stock acquired by Mr. Giordano were acquired by Mr. Giordano for investment purposes. Depending on future market and other conditions, Mr. Giordano may increase or decrease the number of shares of Sunrise Common Stock which he beneficially owns.

The Reporting Person has no plans or proposals which relate to or would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.


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CUSIP NO.   86770P-10-1                  13D                  PAGE 4 OF 16 PAGES


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The information required by Item 5(a) of Schedule 13D is incorporated herein by reference to Items 11 and 13 on the cover page hereof.

(b)  The   information   required  by  Item  5(b)  of  Schedule  13D  is  hereby
incorporated by reference to Items 7, 8, 9 and 10 on the cover pagehereof.

(c) There have been no transactions by Mr. Giordano within the last 60 days in the Sunrise Common.

(d) Of all shares reported as beneficially owned by Mr. Giordano in Item 11 on the cover page hereof, 60,000 shares are held by Mr.Giordano's wife either directly or as trustee of a trust for their minor children. Mr. Giordano disclaims beneficial ownership of such shares.

Of the shares reported as beneficially owned by Mr. Giordano in Items 8, 10 and 11 on the cover page hereof, 630,000 shares are owned 60,000 shares each by 3 private investment companies of which Mr. Giordano is the sole officer, director and shareholder and 450,000 shares by Birchwood Capital Advisors, Inc. a private investment company in which Mr. Giordano is the sole officer, director and shareholder.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On August 19, 2003 the Issuer filed Form 10-SB General Form For Registration of Securities of Small Business Issuers. The Issuer entered into a Lock-Up Letter Agreement with certain of it's shareholders, including Mr. Giordano and entered a Escrow Agreement with Issuer's legal counsel, as escrow agent who holds all the certificates of the Issuer's issued and outstanding common stock. Copies of these documents are filed as exhibits to the Issuer's Form 10-SB Amendment No. 1 and Amendment No. 2.

Of the shares reported as beneficially owned by Mr. Giordano in Items 8, 10 and 11 on the cover page hereof, (i) 16,510,000 shares (including 60,000 owned by Mr. Giordano's minor children) are subject to the terms of a Lock-Up Letter Agreement, and (ii) 180,000 shares are subject to the terms of the Escrow Agreement, SEC File No. 000-5037.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A-1 to A-5: Lock-Up Letter Agreement dated May 21, 2004.

Exhibit B:  Share Escrow Agreement dated May 3, 2004.



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CUSIP NO.   86770P-10-1                  13D                  PAGE 5 OF 16 PAGES


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September ___________, 2004


/s/ CHRISTOPHER H. GIORDANO
---------------------------
CHRISTOPHER H. GIORDANO

CUSIP NO.   86770P-10-1                  13D                  PAGE 6 OF 16 PAGES


                                                                     EXHIBIT A-1


                                LOCK-UP AGREEMENT


May 21, 2004


Board of Directors
U.S.A. Sunrise Incorporated

Gentlemen:

The undersigned, a beneficial owner of the common stock of Sunrise U.S.A. Incorporated, (the "Company"), $0.0001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (File No. 000-50370) (the "Registration Statement"), for the registration of certain shares of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively stated that there will be no public trading in the Company's securities until such time as the Company successfully implements its business plan as described in the Registration Statement.

In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not publicly offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock of the Company owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, grant options, rights or warrants with respect to any such shares of Common Stock, until the Company successfully closes a merger or acquisition. The undersigned also agrees to surrender his/her certificate(s) to the Company, which will forward the certificate(s) to its legal counsel for safekeeping. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

Very truly yours,


/s/ Christopher H. Giordano
-------------------------------------------
[Signature of Holder]

Elisa Giordano
-------------------------------------------
[Please Print Name(s)]

60,000
-------------------------------------------
[Number of Shares of Common Stock Owned]

CUSIP NO.   86770P-10-1                  13D                  PAGE 7 OF 16 PAGES


                                                                     EXHIBIT A-2


                                LOCK-UP AGREEMENT


May 21, 2004

Board of Directors
U.S.A. Sunrise Incorporated

Gentlemen:

The undersigned, a beneficial owner of the common stock of Sunrise U.S.A. Incorporated, (the "Company"), $0.0001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (File No. 000-50370) (the "Registration Statement"), for the registration of certain shares of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively stated that there will be no public trading in the Company's securities until such time as the Company successfully implements its business plan as described in the Registration Statement.

In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not publicly offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock of the Company owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, grant options, rights or warrants with respect to any such shares of Common Stock, until the Company successfully closes a merger or acquisition. The undersigned also agrees to surrender his/her certificate(s) to the Company, which will forward the certificate(s) to its legal counsel for safekeeping. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

Very truly yours,


/s/ Christopher H. Giordano
-------------------------------------------
[Signature of Holder]

Christopher H. Giordano
-------------------------------------------
[Please Print Name(s)]

16,000,000
-------------------------------------------
[Number of Shares of Common Stock Owned]

CUSIP NO.   86770P-10-1                  13D                  PAGE 8 OF 16 PAGES


                                                                     EXHIBIT A-3


                                LOCK-UP AGREEMENT


May 21, 2004


Board of Directors
U.S.A. Sunrise Incorporated

Gentlemen:

The undersigned, a beneficial owner of the common stock of Sunrise U.S.A. Incorporated, (the "Company"), $0.0001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (File No. 000-50370) (the "Registration Statement"), for the registration of certain shares of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively stated that there will be no public trading in the Company's securities until such time as the Company successfully implements its business plan as described in the Registration Statement.

In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not publicly offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock of the Company owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, grant options, rights or warrants with respect to any such shares of Common Stock, until the Company successfully closes a merger or acquisition. The undersigned also agrees to surrender his/her certificate(s) to the Company, which will forward the certificate(s) to its legal counsel for safekeeping. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

Very truly yours,


/s/ Christopher H. Giordano
-------------------------------------------
[Signature of Holder]

Michael Giordano
-------------------------------------------
[Please Print Name(s)]

30,000
-------------------------------------------
[Number of Shares of Common Stock Owned]

CUSIP NO.   86770P-10-1                  13D                  PAGE 9 OF 16 PAGES


                                                                     EXHIBIT A-4


                                LOCK-UP AGREEMENT


May 21, 2004


Board of Directors
U.S.A. Sunrise Incorporated


Gentlemen:

The undersigned, a beneficial owner of the common stock of Sunrise U.S.A. Incorporated, (the "Company"), $0.0001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (File No. 000-50370) (the "Registration Statement"), for the registration of certain shares of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively stated that there will be no public trading in the Company's securities until such time as the Company successfully implements its business plan as described in the Registration Statement.

In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not publicly offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock of the Company owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, grant options, rights or warrants with respect to any such shares of Common Stock, until the Company successfully closes a merger or acquisition. The undersigned also agrees to surrender his/her certificate(s) to the Company, which will forward the certificate(s) to its legal counsel for safekeeping. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

Very truly yours,


/s/ Christopher H. Giordano
-------------------------------------------
[Signature of Holder]

Nicholas Giordano
-------------------------------------------
[Please Print Name(s)]

30,000
-------------------------------------------
[Number of Shares of Common Stock Owned]

CUSIP NO.   86770P-10-1                  13D                 PAGE 10 OF 16 PAGES


                                                                     EXHIBIT A-5


                                LOCK-UP AGREEMENT


May 21, 2004


Board of Directors
U.S.A. Sunrise Incorporated

Gentlemen:

The undersigned, a beneficial owner of the common stock of Sunrise U.S.A. Incorporated, (the "Company"), $0.0001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (File No. 000-50370) (the "Registration Statement"), for the registration of certain shares of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively stated that there will be no public trading in the Company's securities until such time as the Company successfully implements its business plan as described in the Registration Statement.

In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not publicly offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock of the Company owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, grant options, rights or warrants with respect to any such shares of Common Stock, until the Company successfully closes a merger or acquisition. The undersigned also agrees to surrender his/her certificate(s) to the Company, which will forward the certificate(s) to its legal counsel for safekeeping. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

Very truly yours,


/s/ Christopher H. Giordano, Pres
-------------------------------------------
[Signature of Holder]

Birchwood Capital Advisors Inc.
-------------------------------------------
[Please Print Name(s)]

450,000
-------------------------------------------
[Number of Shares of Common Stock Owned]




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CUSIP NO.   86770P-10-1                  13D                 PAGE 11 OF 16 PAGES


                                                                       EXHIBIT B


                                ESCROW AGREEMENT


AGREEMENT made this 3rd day of May, 2004 by Sunrise USA Incorporated, 3928 Bowdoin Street, DesMoines, Iowa 50313, (the "Issuer"), and Charles A. Koenig, Attorney At Law, 326 South High Street, 3rd Floor, Columbus, Ohio 43215 (the "Escrow Agent").

                              W I T N E S S E T H :

WHEREAS, the Issuer has filed with the Securities and Exchange Commission (the "Commission") a registration statement (the "Registration Statement") covering a proposed dividend distribution of its securities (collectively, the "Securities," and individually, a "Share") as described on the Information Sheet; and

WHEREAS, the Issuer proposes to distribute 10,615,724 shares of Securities, consisting of Issuer's common stock (the "Dividend Securities") to it's shareholders; and

WHEREAS, the Issuer proposes to establish an escrow account with the Escrow Agent in connection with the distribution of the Dividend Securities and the Escrow Agent is willing to establish such escrow account on the terms and subject to the conditions hereinafter set forth;

NOW THEREFORE, in consideration of the premises and mutual covenants herein contained, the parties hereto hereby agree as follows:

1         Establishment of Escrow.

1.1 The Issuer shall deliver the Dividend Securities directly to the Escrow Agent promptly upon issuance (the "Deposited Securities"). The identity owner of the Dividend Securities shall be included on the Common Stock certificates (the "Owners").

1.2 The Deposited Securities shall be held for the sole benefit of the Owners. No transfer or other disposition of Dividend Securities held pursuant to this Escrow shall be permitted other than by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code of 1986, as amended, or Title I of the Employee Retirement Income Security Act, or the rules there under.

2         Disbursement from the Escrow.

2.1 The Deposited Securities shall be delivered to the Issuer for distribution to the Owner or other registered holder only at the same time as or after:

(a) the Escrow Agent has received a signed representation from the Issuer, together with an opinion of Issuer's counsel satisfactory to Escrow Agent, each of which state that the following events have already occurred and the following requirements have already been met:


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CUSIP NO.   86770P-10-1                  13D                 PAGE 12 OF 16 PAGES


(1) The Issuer or Issuer's affiliate has consummated an acquisition(s) of a business(es) or assets that will constitute the business (or a line of business) of the Issuer (the "Business Combination"), which agreement(s), and

(2) The Issuer has filed with the Commission the information specified by the Issuer's registration statement form and Industry Guides, including financial statements of the Issuer and the company or business with which it has merged or acquired (the "Target Company"), and pro forma financial information required by the Commission and applicable rules and regulations.

2.2 Upon disbursement of the Deposited Securities pursuant to the terms of this Section 2, the Escrow Agent shall be relieved of all further obligations and released from all liability under this Agreement.

3         Rights, Duties and Responsibilities of Escrow Agent.

It is understood and agreed that the duties of the Escrow Agent are purely ministerial in nature, and that:

3.1 The Escrow Agent shall not be responsible for the performance by the Issuer of its obligations under this Agreement.

3.2 The Escrow Agent shall be entitled to rely upon the accuracy, act in reliance upon the contents, and assume the genuineness of any notice, instruction, certificate, signature instrument or other document which is given to the Escrow Agent pursuant to this Agreement without the necessity of the Escrow Agent verifying the truth or accuracy thereof. The Escrow Agent shall not be obligated to make any inquiry as to the authority, capacity, existence or identity of any person purporting to give any such notice or instructions or to execute any such certificate, instrument or other document. The Escrow Agent must, however, determine for himself whether the conditions permitting the release of the Deposited Securities in the Escrow have been met.

3.3 In the event that the Escrow Agent shall be uncertain as to its duties or rights hereunder or shall receive instructions with respect to the Escrow which, in his sole determination, are in conflict either with other instructions received by him or with any provision of this Agreement, the Escrow Agent, at his sole option, may deposit the Deposited Securities with the registry of a court of competent jurisdiction in a proceeding to which all parties in interest are joined. Upon the deposit by the Escrow Agent of the Deposited Securities with the registry of any court, the Escrow Agent shall be relieved of all further obligations and released from all liability hereunder.

3.4 The Escrow Agent shall not be liable for any action taken or omitted hereunder, or for the misconduct of any employee, agent or attorney appointed by him, except in the case of willful misconduct. The Escrow Agent shall be entitled to consult with counsel of his own choosing and shall not be liable for any action taken, suffered or omitted by him in accordance with the advice of such counsel.

3.5 The Escrow Agent shall have no responsibility at any time to ascertain whether or not any security interest exists in the Deposited Securities or any



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CUSIP NO.   86770P-10-1                  13D                 PAGE 13 OF 16 PAGES


part thereof or to file any financing statement under the Uniform Commercial Code with respect to the Deposited Securities or any part thereof.

4         Amendment; Resignation.

This Agreement may be altered or amended only with the written consent of the Issuer and the Escrow Agent. The Escrow Agent may resign for any reason upon seven (7) business days written notice to the Issuer. Should the Escrow Agent resign as herein provided, it shall not be required to accept any deposit, make any disbursement or otherwise dispose of the Deposited Securities, but its only duty shall be to hold the Deposited Securities for a period of not more than ten
(10) business days following the effective date of such resignation, at which time

(a) if a successor escrow agent shall have been appointed and written notice thereof (including the name and address of such successor escrow agent) shall have been given to the resigning Escrow Agent by the Issuer and such successor escrow agent, the resigning Escrow Agent shall deliver to the successor escrow agent the Deposited Securities, or

(b) if the resigning Escrow Agent shall not have received written notice signed by the Issuer and a successor escrow agent, then the resigning Escrow Agent shall promptly deliver the Deposited Securities to the Issuer, and the resigning Escrow Agent shall notify the Issuer in writing of its liquidation and distribution of the Deposited Securities; whereupon, in either case, the Escrow Agent shall be relieved of all further obligations and released from all liability under this Agreement. Without limiting the provisions of Section 6 hereof, the resigning Escrow Agent shall be entitled to be reimbursed by the Issuer for any expenses incurred in connection with its resignation, transfer of the Deposited Securities to a successor Escrow Agent or distribution of the Deposited Securities pursuant to this Section 4.

5         Representations and Warranties.

The Issuer hereby represents and warrants to the Escrow Agent that:

5.1 No party other than the parties hereto and the Owners have, or shall have, any lien, claim or security interest in the Deposited Securities or any part thereof.

5.2 No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing (whether specifically or generally) the Deposited Securities or any part thereof.

6         Fees and Expenses.

The Escrow Agent shall be entitled to a fee of $1,000.00 (the "Escrow Agent Fee"), payable upon execution of this Agreement. In addition, the Issuer agrees to reimburse the Escrow Agent for any reasonable expenses incurred in connection




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CUSIP NO.   86770P-10-1                  13D                 PAGE 14 OF 16 PAGES


with this Agreement, including, but not limited to, reasonable counsel fees, but not including the review of this Agreement.

7         Indemnification and Contribution.

7.1 The Issuer (referred to as the "Indemnitor") agrees to indemnify the Escrow Agent and his employees, agents and affiliates (jointly and severally the "Indemnitees") against, and hold them harmless of and from, any and all loss, liability, cost, damage and expense, including, without limitation, reasonable counsel fees, which the Indemnitees may suffer or incur by reason of any action, claim or proceeding brought against the Indemnitees arising out of or relating in any way to this Agreement or any transaction to which this Agreement relates, unless such action, claim or proceeding is the result of the willful misconduct of the Indemnitees.

7.2 If the indemnification provided for in this Section 7 is applicable, but for any reasons held to be unavailable, the Indemnitor shall contribute such amounts as are just and equitable to pay, or to reimburse the Indemnitees for, the aggregate of any and all losses, liabilities, costs, damages and expenses, including counsel fees, actually incurred by the Indemnitees as a result of or in connection with, and any amount paid in settlement of any action, claim or proceeding arising out of or relating in any way to any actions or omissions of the Indemnitor.

7.3 Any Indemnitee which proposes to assert the right to be indemnified under this Section 7, promptly after receipt of notice of commencement of any action, suit or proceeding against such Indemnitee in respect of which a claim is to be made against the Indemnitor under this Section 7, will notify the Indemnitor of the commencement of such action, suit or proceeding, enclosing a copy of all papers served, but the omission so to notify the Indemnitor of any such action, suit or proceeding shall nor relieve the Indemnitor from any liability which they may have to any Indemnitee otherwise than under this
Section 7. In case any such action, suit or proceeding shall be brought against any Indemnitee and it shall notify the Indemnitor of the commencement thereof, the Indemnitor shall be entitled to participate in and, to the extent that they shall wish, to assume the defense thereof, with counsel satisfactory to such Indemnitee. The Indemnitee shall have the right to employ its counsel in any such action, but the fees and expenses of such counsel shall be at the expense of such Indemnitee unless (i) the employment of counsel by such Indemnitee has been authorized by the Indemnitor, (ii) the Indemnitee shall have concluded reasonably that there may be a conflict of interest among the Indemnitor and the Indemnitee in the conduct of the defense of such action (in which case the Indemnitor shall not have the right to direct the defense of such action on behalf of the Indemnitee) or (iii) the Indemnitor in fact shall not have employed counsel to assume the defense of such action, in each of which cases the fees and expenses of counsel shall be borne by the Indemnitor.

7.4 The Indemnitor agrees to provide the Indemnitees with copies of all registration statements pre- and post-effective amendments to such registration statements including exhibits, whether filed with the SEC prior to or subsequent to the disbursement of the Deposited Proceeds.



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CUSIP NO.   86770P-10-1                  13D                 PAGE 15 OF 16 PAGES


7.5 The provisions of this Section 7 shall survive any termination of this Agreement, whether by disbursement of the Deposited Proceeds, resignation of the Escrow Agent or otherwise.

8         Governing Law and Assignment.

This Agreement shall be construed in accordance with and governed by the laws of the State of Ohio and shall be binding upon the parties hereto and their respective successors and assigns; provided, however, that any assignment or transfer by any party of its rights under this Agreement or with respect to the Deposited Proceeds shall be void as against the Escrow Agent unless:

(a)       written notice thereof shall be given to the Escrow Agent; and

(b) the Escrow Agent shall have consented in writing to such assignment or transfer.

9         Notices.

All notices required to be given in connection with this Agreement shall be sent by registered or certified mail, return receipt requested, or by hand delivery with receipt acknowledged, or by the Express Mail service offered by the United States Post Office, and addressed, if to the Issuer, at its address set forth above, and if to the Escrow Agent, at his address set forth above, or to such other address as either party provides to the other pursuant to the notification process set forth herein.

10        Severability.

If any provision of this Agreement or the application thereof to any person or circumstance shall be determined to be unpaid or unenforceable, the remaining provisions of this Agreement or the application of such provision to persons or circumstances other than those to which it is held invalid or unenforceable shall not be affected thereby and shall be valid and enforceable to the fullest extent permitted by law.

11        Pronouns.

All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular, or plural as the context may require.

12        Captions.

All captions are for convenience only and shall not limit or define the term thereof.

13        Execution in Several Counterparts.

This Agreement may be executed in several counterparts or by separate instruments and all of such counterparts and instruments shall constitute one agreement, binding on all of the parties herein.

CUSIP NO.   86770P-10-1                  13D                 PAGE 16 OF 16 PAGES


14        Entire Agreement.

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings (written or oral) of the parties in connection herewith.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.

ISSUER:
SUNRISE USA INCORPORATED


By: /s/ OMAR G. BARRIENTOS
----------------------------------------------
                                 Title


ESCROW AGENT:
CHARLES A. KOENIG


/S/ CHARLES A. KOENIG
------------------------------------
Signature